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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Melissa Kindelan
Christine Dietz
Austin Pattan
Jan Woo

Re:	Cian PLC Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted on October 28, 2021

CIK No. 0001867752

Ladies and Gentlemen:

On behalf of Cian PLC (formerly, Solaredge Holdings Limited) (the “Company” and, together with its subsidiaries, the “Group”), we are hereby filing a Registration Statement on Form F-1 (the “Amendment No. 2”). The Company previously submitted an Amendment No. 1 to the Draft Registration Statement on Form F-1 with the Securities and Exchange Commission (the “Commission”) on October 28, 2021 (the “Registration Statement”). Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on November 1, 2021 from the staff of the Commission (the “Staff”).

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Page references in the text of this response letter correspond to the page numbers in Amendment No. 2. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 2.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

November 2, 2021 Page 2

Use of Proceeds, page 68

1.	We note your disclosure that approximately $27.1 million of the net procceds will be used to repay the obligations outstanding under your Phantom Share Program. Please revise to clarify how you arrived at the $27.1 million. In this regard, your disclosures on page 167 appear to indicate that you expect approximately $20.4 phantom shares to your CEO and CFO will be settled in cash. You also refer to $15.3 million related to other employee phantom shares in which you cannot estimate with certainty whether employees will opt to settle in cash or ordinary shares. Also, please revise your disclosures here to address the $15.3 million potential cash settlements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 68, 70, 72, 168 and elsewhere in Amendment No. 2 to: (i) update the $27.1 million to $26.4 million to reflect the Company’s latest estimates and (ii) clarify that the $26.4 million consists of: (1) approximately $19.6 million in cash expected to be paid to the Company’s Chief Executive Officer for the vested portion of his 2,377,324 phantom shares granted under the Phantom Share Program; (2) approximately $729 thousand in cash expected to be paid to the Company’s Chief Financial Officer for a part of his vested portion of his 297,165 phantom shares granted under the Phantom Share Program; and (3) approximately $6.1 million in cash expected to be paid to the Company’s remaining employees (all of the numbers above assume an initial public offering price of $14.75 per ADS, which is the midpoint of the price range set forth on the cover page of Amendment No. 2.). References to $15.3 million have been replaced with more up-to-date estimates, as the Company expects, based on the preliminary indications from its employees, that approximately 53.4% of the vested phantom shares of the employees, excluding the CEO and the CFO (or approximately 30% of the vested phantom shares, including the CEO and the CFO), will be settled in the Company’s ordinary shares and approximately $6.1 million will be paid to the Company’s employees (excluding the CEO and the CFO) in cash.

Capitalization, page 70

2.	We note your disclosure on page 70 that a portion of the net proceeds will be used to repay obligations of your Phantom Share Program and that this program will be terminated upon effectiveness. Please revise to provide pro forma disclosures addressing the potential scenarios if the participants settle in cash or choose to settle in shares. Pro forma EPS information should be provided for the various scenarios. Refer to Article 11-02(a)(10) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 70, 72 and elsewhere in Amendment No. 2. to reflect the effect of settlement of its obligations under the Phantom Share Program. The disclosure has been revised to reflect that, based on the latest indications from its employees, the Company estimates that approximately 53.4% of the vested phantom shares of the employees, excluding the CEO and the CFO (or approximately 30% of the vested phantom shares, including the CEO and the CFO), will be settled in the Company’s ordinary shares. The Company respectfully advises the Staff that the issuance of its ordinary shares after the completion of the offering to satisfy its obligations under the Phantom Share Program is expected to represent approximately 1% (825,000 / 65,000,000) of the total amount of the Company’s ordinary shares (pre-IPO) and therefore is not expected to have a material impact on its EPS.

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November 2, 2021 Page 3

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44 20 7710 3098 or e-mail at j.david.stewart@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart
J. David Stewart of LATHAM & WATKINS LLP

cc:	(via email)
Maxim Melnikov, Cian PLC
Mikhail Lukianov, Cian PLC
Varvara Kiseleva, Cian PLC